SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2026

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

______________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information about our public disclosures regarding our results of operations and financial condition for the quarter and half year ended September 30, 2026.

On October 23, 2026, we announced our results of operations for the quarter and half year ended September 30, 2026. We issued a press release announcing our results under International Financial Reporting Standards (“IFRS”), IFRS unaudited Consolidated Financial Results, Ind AS unaudited Consolidated Financial Results with audit report and Ind AS unaudited Standalone Financial Results with audit report for the quarter and half year ended September 30, 2026, a copy of which is attached to this Form 6-K as Exhibit 99.2 , 99.3 , 99.4 and 99.5 respectively.

We have also made available to the public on our web site, www.drreddys.com, the following: IFRS unaudited Consolidated Financial Results, Ind AS unaudited Consolidated Financial Results and Ind AS unaudited Standalone Financial Results for the quarter and half year ended September 30, 2026.

Exhibits

Exhibit Number	Description of Exhibits

99.1	Outcome of the Board Meeting held on October 23, 2026

99.2	Press Release, “Dr. Reddy’s Q2 FY 2027 Financial Results”, October 23, 2026.

99.3	IFRS Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2026.

99.4	Ind AS Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2026.

99.5	Ind AS Unaudited Standalone Financial Results for the quarter and half year ended September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: October 23, 2026	By:	/s/ K Randhir Singh
		Name:	K Randhir Singh
		Title:	Company Secretary & Compliance Officer

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